Exhibit 99.1

Virax Biolabs’ CEO James Foster Issues Letter to Shareholders

LONDON, February 2, 2023– Virax Biolabs Group Limited ("Virax" or the "Company") (Nasdaq: VRAX), today announced that Mr. James Foster, Chief Executive Officer of Virax, has issued a letter to shareholders. The letter provides an update on recent events, financial results, and outlook for 2023.

Dear Fellow Shareholders,

This has been a period of significant achievement and growth for the Company. As a result, I want to take this opportunity to review our accomplishments over the past six months and provide some insight on what we could expect in 2023.

For those of you who are new to our story, Virax is supported by two pillars, the Virax Immune platform, a T-Cell diagnostics and profiling platform which is currently under development and will help predict an individual’s immune response to viral threats, and ViraxClear, which specializes in the global distribution of highly sensitive and accurate diagnostic tests, that currently detect COVID-19, Monkeypox, Varicella-Zoster, Influenza, Flu, Respiratory Syncytial Virus and Human Papillomavirus.

You might have noticed that the market is flooded with COVID-19 antibody tests. However, the recent epidemic proved antibody protection efficiency can vanish shortly after infection and recovery from the virus. T-Cells are an essential part of the immune system, responsible for the long-term immune memory. Unlike the antibodies, they can remain in the body for years after an infection.

While most commercial tests have focused on neutralizing antibody responses, Virax Immune’s unique technology measures a patient’s resistance to a virus by detecting the T-Cells response directly from blood samples. Therefore, we should be able to provide individuals with a long-term assessment of their level of protection, many years after initial exposure to the virus. The Virax Immune platform is expected to provide a unique and actionable assessment of an individual’s immunity that is both accurate and affordable.

COVID-19 is our first target, while other existing viruses such as Influenza, Respiratory Syncytial Virus, Hepatitis B, Epstein-Barr Virus, Cytomegalovirus, Malaria, Herpes, Measles and Human Papillomavirus will follow after. However, our proprietary technology is expected to be adaptable to future pathogens that could pose an epidemic like the one we saw in these last several years. A test subscription will allow the community of Virax Immune customers to test their immune responses to the most prevalent viral threats each year, before they are likely to even come in contact with them. This will allow customers to make informed decisions on their immune risk.

Our proprietary T-Cell tests are being designed to be affordable and scalable and should avoid the requirement for complex processes and the need for expensive lab equipment. The 'lab agnostic'

nature of the tests is intended to result in near term penetration of both established and emerging markets across a variety of pathogens.

What augments our Virax Immune platform is the Virax Immune Mobile Application, a proprietary mobile platform that will work on your phone or other personal devices to securely deliver and store an individual’s test results. In a subscription-based model under the Virax Immune Mobile Application, subscribers can securely access their immune profile and receive their test results and guidance on how to improve their immune responses through interventions and lifestyle changes. We are reviewing the applications of artificial intelligence and machine learning as a predictive tool to aid in the assessment of an individual’s future responses to new viruses. We are designing the Virax Immune Mobile Application to easily link into other diagnostic test kit providers and blood testing companies to act as an on-hand resource for information, suggestions and results relating to the immune health of an individual.

We believe our Virax Immune platform could be the first step in the shift from event driven diagnostics to preventative and pre-emptive assessment of your disease risk, that can drive a person’s decisions and choices relating to viral outbreaks. For example, if an individual is vulnerable to a virus, the Virax Immune Mobile Application can notify that individual on prevalence and risk in their geographical locations and provide real time suggestions for prevention. As a result, we believe our Virax Immune Mobile Application could play a critical role in supporting physicians and patients in making informed decisions on immune protection and appropriate next steps regarding prevention.

So where do we stand?

In October 2022, we announced the initiation of an analytical performance study to optimize the Virax Immune T-Cell kit. The technical performance of the Virax Immune COVID-19 Kit is being assessed against specimens from 96 participants. The study is expected to be concluded in the second quarter of 2023 and we will provide an update at that time. The full clinical trial launch and an application for CE marking under European’s compliance for commercialization in the European Union and the United Kingdom is scheduled to begin shortly thereafter and is expected to continue through the third quarter of 2023. Upon successful completion, and an approval of a CE marking, we aim to start immediate distribution of the Virax Immune T-Cell test. This will also coincide with the integration of the Virax Immune Mobile Application, which could be introduced prior to the launch of our T-Cell test kit.

Regarding our second pillar, ViraxClear, we have the ability to distribute to jurisdictions which accept the CE mark, which include a Monkeypox and Varicella-Zoster real-time PCR detection kit a Monkeypox Virus Antigen Rapid Test Kit as well as a triple combination rapid at-home test kit which detects RSV, influenza and COVID-19, all of which are severely taxing on healthcare systems. Most recently, we announced the ability to distribute a test kit for Human Papillomavirus in jurisdictions which accept the CE mark. Currently, we are discussing distribution agreements with various companies around the world for further distribution of other test kits.

Financial Results

The Company completed its initial public offering in July 2022, which brought in gross proceeds of approximately $7.8 million, and in addition, the Company also completed a PIPE offering in November 2022 which brought in another $3.8 million for a combined cash infusion before offering costs of $11.6 million over the last six months.

At September 30, 2022, consolidated cash was $4.6 million, however, after giving effect to the PIPE transaction in November, the company has an approximate cash balance of $6.7 million at January 26, 2023. The Company has no debt obligations other than a D&O financing note with a remaining balance of $390,000 at September 30, 2022 which is offset by an approximate amount included in prepaid expenses and deposits on the balance sheet. The remainder of the liabilities, which are all current, represent trade payables and accrued expenses. An additional subsequent even, in January 2023, the Company was able to extinguish a large portion of those payables that resulted in a gain on debt extinguishment of approximately $300,000.

We believe that the current cash on hand should allow the Company to fully fund the clinical trials and launch of the Company’s flagship Virax Immune platform.

A Form 6-K disclosing the Company’s unaudited interim financial statements and management’s discussion and analysis of financial condition and results of operations will be filed on February 2, 2023.

Looking ahead in the next 12 months, we are very excited about the significant progress and anticipated launch of our novel Virax Immune platform and anticipated growth of distribution through ViraxClear.

As you can see, expectations are high for Virax Biolabs, and we are committed to exceeding those expectations over the next year.

Sincerely,

James Foster

Chairman and CEO

Virax Biolabs Group Limited

About Virax Biolabs Group Limited

Founded in 2013, Virax Biolabs is an Innovative Biotechnology company focused on the diagnosis of and the detection of immune responses to viral diseases. In addition to distributing an array of viral test kits in unique geographies, Virax Biolabs Group Limited is currently developing a proprietary T-Cell Test technology with the intention of providing an immunology profiling platform that assesses each individual's immune risk profile against major global viral threats. T-Cell testing can be particularly effective in the management and therapeutics of COVID-19 as well as other threats including Monkeypox, Hepatitis B, Malaria, Herpes and Human Papillomavirus. For more information, please visit www.viraxbiolabs.com.

Caution Concerning Forward Looking Statements:

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. These forward-looking statements are based on information currently available to Virax and its current plans or expectations and are subject to a number of known and unknown uncertainties, risks and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These and other important factors are described in detail in the “Risk Factors” section of Virax’s Annual Report on Form 20-F for the year ended March 31, 2022. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Media and Investor Contact:

Nic Johnson and Adanna Alexander
Russo Partners, LLC
(303) 482-6405
nic.johnson@russopartnersllc.com

adanna.alexander@russopartnersllc.com